Exhibit 99(d)(4)

[FORM]

Casellina,                      2004

Mr

Personal and Confidential

Dear Mr                     ,

      We have the pleasure of confirming to you the understandings based upon which Pinault Printemps Redoute S.A. (“PPR”) (or a wholly owned subsidiary of PPR) will agree to purchase certain Gucci Group NV (“Gucci”) shares beneficially owned by you.

Whereas,

      [A] Gucci has informed us that certain Gucci shares (hereinafter referred to as the “Shares”) were granted to you in tranches on [February 18,] 2002 and [February 18,] 2003 pursuant to the Gucci employee shareholding Plan for which the Associazione dei Dipendenti Azionisti del Gruppo Gucci-A.D.A.G. acts as custodian.

      [B] As you may be aware, PPR is required to make a cash offer to purchase all Gucci common shares not beneficially owned by PPR at a price of US$ 85.52 per share during a period ending in April 2004 (the obligation will be hereinafter referred to as the “Put”), pursuant to the terms of an agreement to which PPR and Gucci are parties;

      [C] In order for you to qualify for the Italian tax regime provided by article 48 lett g) of the D.p.r. n. 917 enacted on December 22nd 1986, and notably capital gains treatment provided in the event of respecting a three (3) year holding period, subject to the conditions specified in this letter agreement and the limitations provided for in the Memorandum(s) of Understanding (“Verbale d’Intesa”) dated [insert relevant date(s)], PPR is willing to provide you the opportunity to sell your Shares to PPR during a period beginning on the ninetieth (90th) day following the completion of the Put and ending three (3) years and three (3) months following the date of the relevant tranche grant, at the price of US$ 85.52 per each share, as provided in the Put, subject in each case to the limitations provided for in the Verbale d’Intesa.

      [D] This agreement has been reviewed by the Dutch Authority for the Regulation of the Stock Exchange Market;

      [E] This agreement has been approved by the Supervisory Board of Gucci following the approval of a majority of the independent directors on the Gucci Supervisory Board.

Now therefore,

it is hereto agreed as follows:

      [1] The above recitals from [A] to [E] are integral and essential parts of this letter agreement.

      [2] Subject to the terms and conditions of this letter agreement, PPR hereby irrevocably undertakes to purchase from you, and you hereby irrevocably undertake to sell to PPR, all the Shares that you beneficially own at the price of US$ 85.52 per share at the time of your choosing during the period beginning on the ninetieth (90th) day following the completion of the Put and ending three (3) months following the third (3rd) anniversary of the grant of each tranche of Shares, subject in each case to the limitations provided for in the Verbale d’Intesa.

      Therefore, for example, for the tranche of Shares which was granted to you on [February 18,] 2002, PPR agrees to purchase from you, and you agree to sell to PPR, the Shares of that tranche at the time of your choice during the period beginning on [February 19, 2005] and ending on [May 18, 2005], and for the tranche which was granted on [February 18, 2003], PPR agrees to purchase from you, and you agree to sell to PPR, the Shares of that tranche at the time of your choice during the period beginning on [February 19, 2006] and ending on May 18, 2006.

      For the avoidance of doubt, it is confirmed that according to the Verbale d’Intesa, you have the option to sell the Shares during the first three (3) years following the grant date of the relevant tranche only in the limited cases provided under Italian Law in which you are allowed to obtain advances of your Employment Termination Indemnity (“Trattamento di Fine Rapporto”) but not in the event your employment with Gucci terminates. If you exercise this option during such period beginning on the ninetieth (90th) day following the completion of the Put and ending on the third anniversary date of the grant of the Shares, PPR will purchase that tranche of shares from you on the same economic conditions as provided above.

      Notwithstanding anything herein to the contrary, in the event that, at the date of the sale, the Shares are listed on one or more Stock Exchange Markets at a price which is above US$ 85.52 (or the equivalent in Euros at the European Central Bank official closing exchange rate on the business day before the sale), you will be free to sell Shares on the securities market at such higher price, and in such event you and PPR will be relieved of your mutual buy-sell obligations hereunder solely with respect to those Shares sold.

      Prior to the ninetieth (90th) day following completion of the Put, you will be provided with instructions on the notification and other procedures to follow to have PPR purchase your Shares.

      It is specified that in the event that PPR cannot purchase your Shares promptly, as provided in the previous paragraph, by virtue of any restriction imposed by any applicable insider trading, “negative trading period” or other applicable securities rule or regulation, notably those contained in Gucci’s Insider Trading Policy, PPR shall purchase your shares as soon as such restriction no longer applies.

      The sale of your Shares to PPR will remain subject to the terms and conditions set forth in the Verbale d’Intesa pursuant to which the Shares were granted to you.

      All the expenses, costs, direct and indirect taxation connected to the sale of the Shares will continue to be entirely borne by you.

      [3] The effectiveness of this letter agreement is conditional upon your countersigning below.

      [4] It is agreed that PPR may, at its sole discretion, transfer its rights and obligations arising under this letter agreement to any of its controlled subsidiaries.

      [5] This letter agreement is governed by Italian law. Any and all disputes arising from or in connection with this letter agreement shall be settled exclusively by the Court of Florence, Italy.

      In the event you agree and accept the terms, conditions and mutual undertakings provided by this letter agreement, please countersign on the signature line provided for you below and return such duly signed letter to us at: [provide address] in the envelope accompanying this letter agreement.

      Kind regards.

Very truly yours,

Pinault-Printemps-Redoute S.A.

By:

[Title]

AGREED AND ACCEPTED

[The Employee]

Date:

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